Exhibit 99.1

Teva Reports Second Quarter 2016 Results

JERUSALEM--(BUSINESS WIRE)--August 4, 2016--Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended June 30, 2016.

Q2 2016
Revenues	$5.0 billion
GAAP EPS	$0.20
Non-GAAP EPS	$1.25
Non-GAAP EPS adjusted to exclude the impact of the December 2015 equity offerings	$1.43

  On August 2, Teva completed the Actavis Generics acquisition
  On August 3, Teva agreed to acquire Anda for $500 million

“We are pleased with our performance this quarter and the steps we are taking to transform our business, notably the recent completion of our acquisition of Actavis Generics and the proposed purchase of Anda Inc. We have brought together two leading businesses with complementary strengths, R&D capabilities, product pipelines and portfolios, geographical footprints, operational networks and cultures. The result is a stronger, more competitive Teva, well positioned to thrive in an evolving global marketplace,” stated Erez Vigodman, President and CEO.

Vigodman continued, “Going forward we are focused on the integration of Actavis Generics, delivering on our operational and financial targets and on the ongoing development and commercialization of the more than 35 innovative products in our pipeline. We plan to use our strong cash flow to pay down debt and continue to invest in attractive specialty products. We are excited about our future and our ongoing pursuit to increase access to important medicines for patients around the world."

Second Quarter 2016 Results

Revenues in the second quarter of 2016 amounted to $5.0 billion, up 1% compared to the second quarter of 2015. Excluding the impact of foreign exchange fluctuations, revenues increased 4%.

Exchange rate differences between the second quarter of 2016 and the second quarter of 2015 reduced revenues by $141 million, GAAP operating income by $55 million and non-GAAP operating income by $52 million.

GAAP gross profit was $2.9 billion in the second quarter of 2016, down 1%, compared to the second quarter of 2015. GAAP gross profit margin was 57.1% in the quarter, compared to 58.4% in the second quarter of 2015. Non-GAAP gross profit was $3.2 billion in the second quarter of 2016, up 1% from the second quarter of 2015. Non-GAAP gross profit margin was 62.5% in the second quarter of 2016, compared to 62.8% in the second quarter of 2015.

Research and Development (R&D) expense (excluding equity compensation expenses and purchase of in-process R&D) in the second quarter of 2016 amounted to $370 million, compared to $357 million in the second quarter of 2015. R&D expenses were 7.3% of revenues in the quarter, compared to 7.2% in the second quarter of 2015. R&D expenses related to our generic medicines segment amounted to $125 million, compared to $134 million in the second quarter of 2015, a decrease of 7%. R&D expenses related to our specialty medicines segment amounted to $245 million, an increase of 11% compared to $220 million in the second quarter of 2015, mainly due to increased development costs related to assets acquired through the Labrys and Auspex transactions.

Selling and Marketing (S&M) expenses (excluding amortization of purchased intangible assets and equity compensation expenses) amounted to $898 million, or 17.8% of revenues, in the second quarter of 2016, compared to $846 million, or 17.0% of revenues, in the second quarter of 2015. S&M expenses related to our generic medicines segment amounted to $333 million, a decrease of 1% compared to $335 million in the second quarter of 2015, but an increase of 7% in local currency terms. The increase in local currency terms was mainly due to the additional costs related to our acquisition of Rimsa in the first quarter of 2016 and to the commencement of activities of our business venture in Japan. S&M expenses related to our specialty medicines segment amounted to $478 million, an increase of 5% in both U.S. dollar and local currency terms compared to $457 million in the second quarter of 2015, mainly due to increased royalties on sales.

General and Administrative (G&A) expenses (excluding equity compensation expenses) amounted to $299 million in the second quarter of 2016, or 5.9% of revenues, compared to $307 million and 6.2% in the second quarter of 2015.

GAAP operating income was $0.4 billion in the second quarter of 2016, down 45% compared to $0.7 billion in the second quarter of 2015. Quarterly non-GAAP operating income was $1.6 billion, down 2% compared to the second quarter of 2015.

EBITDA (non-GAAP operating income, which excludes amortization and certain other items, and excluding depreciation expenses for the period) amounted to $1.7 billion, down 1% compared to the second quarter of 2015.

GAAP financial expenses for the second quarter of 2016 amounted to $105 million, compared to $41 million in the second quarter of 2015. The increase in expenses is mainly the result of an impairment of our investment in Mesoblast. Non-GAAP financial expenses amounted to $6 million in the second quarter of 2016, compared to $41 million in the second quarter of 2015.

GAAP income tax expenses for the second quarter of 2016 amounted to $29 million, or 11% on pre-tax income of $256 million. In the second quarter of 2015, the provision for income taxes amounted to $88 million, or 14% on pre-tax income of $621 million. The provision for non-GAAP income taxes for the second quarter of 2016 amounted to $333 million on pre-tax non-GAAP income of $1.6 billion, for a quarterly tax rate of 21%. The provision for non-GAAP income taxes in the second quarter of 2015 was $345 million on pre-tax non-GAAP income of $1.6 billion, for a quarterly tax rate of 22%. While the tax rate may fluctuate quarterly, we expect our annual non-GAAP tax rate for 2016 to be 21%, similar to the rate in 2015.

For the second quarter of 2016, the weighted average outstanding shares for the fully diluted earnings per share calculation was 920 million on a GAAP basis and 979 million on a non-GAAP basis. The average weighted diluted shares outstanding used for the fully diluted share calculation for the second quarter of 2015 were 859 million shares, on both a GAAP and a non-GAAP basis. The increase in the number of shares resulted from our December 2015 equity offerings, with the number of shares on a non-GAAP basis including the potential dilution resulting from our mandatory convertible preferred shares, which had a dilutive effect on our non-GAAP earnings per share.

Excluding the impact of the December 2015 equity offerings to finance the Actavis Generics acquisition, the weighted average outstanding shares for the fully diluted earnings per share calculation on a non-GAAP basis for the second quarter of 2016 was 860 million shares.

As of June 30, 2016, the fully diluted share count for calculating Teva's market capitalization was approximately 995 million shares.

GAAP net income attributable to Teva and GAAP diluted EPS were $254 million and $0.20, respectively, in the second quarter of 2016, compared to $539 million and $0.63, respectively, in the second quarter of 2015. Non-GAAP net income and non-GAAP diluted EPS were $1.2 billion and $1.25, respectively, in the second quarter of 2016, compared to $1.2 billion and $1.43 in the second quarter of 2015. Non-GAAP EPS adjusted to exclude the December 2015 equity offerings was $1.43.

Non-GAAP information: Net non-GAAP adjustments in the second quarter of 2016 amounted to $974 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Impairment of long-lived assets of $572 million mainly related to Revascor® and Zecuity®;
  Amortization of purchased intangible assets totaling $193 million, of which $146 million is included in cost of goods sold and the remaining $47 million in selling and marketing expenses;
  Legal settlements and loss contingencies of $166 million mainly related to a settlement in principle reached in connection with the aripiprazole litigation;
  Financial expenses of $99 million related to the impairment of our investment in Mesoblast;
  Inventory step-up of $85 million;
  Acquisition, integration and restructuring expenses of $82 million;
  Other write-offs associated with the impairment of Zecuity® and other items of $57 million;
  Costs related to regulatory actions taken in facilities of $39 million;
  Equity compensation of $28 million;
  Minority interest adjustment of negative $43 million; and
  Related tax benefit of $304 million.

The non-GAAP data presented by Teva are the results used by Teva's management and board of directors to evaluate the operational performance of the company, to compare against the company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors and facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the second quarter of 2016 amounted to $1.0 billion, a decrease of 35% compared to the second quarter of 2015. The decrease was mainly due to an increase in accounts receivables, net of SR&A, partially offset by an increase in accounts payable. Free cash flow, excluding net capital expenditures, amounted to $0.8 billion, a decrease of 40% compared to the second quarter of 2015.

Cash and investments at June 30, 2016 increased to $8.2 billion, compared to $7.2 billion at March 31, 2016.

Total shareholders’ equity was $32.0 billion at June 30, 2016, compared to $30.6 billion at March 31, 2016.

Segment Results for the Second Quarter 2016

Generic Medicines Segment

	Three Months Ended June 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,294	100.0%	$2,466	100.0%
Gross profit	1,072	46.7%	1,198	48.6%
R&D expenses	125	5.4%	134	5.4%
S&M expenses	333	14.5%	335	13.6%
Segment profit*	$614	26.8%	$729	29.6%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the second quarter of 2016 amounted to $2.3 billion, a decrease of 7% compared to the second quarter of 2015. In local currency terms, revenues decreased 4%.

Generic revenues consisted of:

  U.S. revenues of $892 million, a decrease of 33% compared to the second quarter of 2015. The decrease resulted mainly from a decline in sales of aripiprazole (Abilify®), esomeprazole (Nexium®) and budesonide (Pulmicort®) due to loss of exclusivity.
  European revenues of $660 million, a decrease of 1%, in both U.S. dollar and local currency terms, compared to the second quarter of 2015. This resulted mainly from our strategy of pursuing profitable and sustainable business in the region along with higher API sales to third parties.
  ROW revenues of $742 million, an increase of 56%, or 71% in local currency terms, compared to the second quarter of 2015. The increase in local currency terms was mainly due to higher revenues in Japan from our new business venture with Takeda, which commenced operations in April 2016, as well as an increase in revenues in Venezuela and Canada.
  API sales to third parties of $207 million (which is included in the market revenues above), an increase of 13%, compared to the second quarter of 2015, with higher revenues in both Europe and the United States.

Generic medicines revenues comprised 46% of our total revenues in the quarter, compared to 50% in the second quarter of 2015.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the second quarter of 2016 amounted to $1.1 billion, a decrease of 11% compared to the second quarter of 2015. The lower gross profit was mainly a result of the lower sales of aripiprazole (Abilify®) and esomeprazole (Nexium®) in the United States, which are both high gross profit products. This decrease was partially offset by higher gross profit of our ROW and European markets and of our API business. Gross profit margin for our generic medicines segment in the second quarter of 2016 decreased to 46.7%, from 48.6% in the second quarter of 2015.

Generic Medicines Profit

Our generic medicines segment generated profit of $614 million in the second quarter of 2016, a decrease of 16% compared to the second quarter of 2015. Generic medicines profitability as a percentage of generic medicines revenues was 26.8% in the second quarter of 2016, down from 29.6% in the second quarter of 2015. The decrease was primarily due to the lower gross profit of the segment.

Specialty Medicines Segment

	Three Months Ended June 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,271	100.0%	$2,090	100.0%
Gross profit	1,978	87.1%	1,808	86.5%
R&D expenses	245	10.8%	220	10.5%
S&M expenses	478	21.0%	457	21.9%
Segment profit*	$1,255	55.3%	$1,131	54.1%

* Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the second quarter of 2016 amounted to $2.3 billion, an increase of 9% compared to the second quarter of 2015. U.S. specialty medicines revenues amounted to $1.8 billion, up 9% compared to the second quarter of 2015. European specialty medicines revenues amounted to $414 million, an increase of 10%, or 9% in local currency terms, compared to the second quarter of 2015. ROW specialty revenues amounted to $85 million, down 6%, though up 5% in local currency terms, compared to the second quarter of 2015.

Specialty medicines revenues comprised 45% of our total revenues in the quarter, compared to 42% in the second quarter of 2015.

The increase in specialty medicines revenues compared to the second quarter of 2015 was due to higher revenues in all our core therapeutic areas.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions
CNS	$1,415	$1,353	5%
Copaxone®	1,141	1,054	8%
Azilect®	108	105	3%
Nuvigil®	51	91	(44%)
Respiratory	313	253	24%
ProAir®	135	128	5%
QVAR®	116	83	40%
Oncology	334	293	14%
Treanda® and Bendeka™	207	179	16%
Women's Health	117	110	6%
Other Specialty	92	81	14%
Total Specialty Medicines	$2,271	$2,090	9%

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.1 billion, an increase of 8% compared to the second quarter of 2015.

Copaxone® revenues in the United States amounted to $955 million, an increase of 10% compared to the second quarter of 2015. The increase was mainly due to a reduction of sales in the Medicaid channel, resulting in both lower rebates in the current quarter and a positive change in the estimate for rebates in prior quarters, as well as the impact of a price increase of 7.9% in January 2016 on both Copaxone® products. At the end of the second quarter of 2016, according to June 2016 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 24.9% and 29.1%, respectively. Copaxone® 40 mg/mL accounted for 82% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States amounted to $186 million, an increase of 1%, or 3% in local currency terms, compared to the second quarter of 2015 due to higher volumes in certain European and ROW markets.

Our global Azilect® revenues amounted to $108 million, an increase of 3% compared to the second quarter of 2015. Global in-market sales decreased 9% due to generic competition in certain European markets.

Revenues of our respiratory products amounted to $313 million, up 24% compared to the second quarter of 2015. ProAir® revenues in the quarter amounted to $135 million, up 5% compared to the second quarter of 2015, due to positive price effects, partially offset by lower volumes. QVAR® global revenues amounted to $116 million in the second quarter of 2016, up 40% compared to the second quarter of 2015, mainly due to positive price effects.

Revenues of our oncology products amounted to $334 million in the second quarter of 2016, up 14% from the second quarter of 2015. Revenues of Treanda® and Bendeka™ amounted to $207 million, an increase of 16% compared to the second quarter of 2015, mainly due to higher volumes sold.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $2.0 billion, an increase of $170 million compared to the second quarter of 2015. Gross profit margin for our specialty medicines segment in the second quarter of 2016 was 87.1%, compared to 86.5% in the second quarter of 2015.

Specialty Medicines Profit

Our specialty medicines segment profit amounted to $1.3 billion in the second quarter of 2016, up 11% compared to the second quarter of 2015, mainly due to higher gross profit, which was partially offset by increases in S&M and R&D expenses.

Specialty medicines profit as a percentage of segment revenues was 55.3% in the second quarter of 2016, up from 54.1% in the second quarter of 2015.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended June 30, 2016 and 2015:

	Multiple Sclerosis
	Three months ended June 30,
	2016		2015
	U.S.$ in millions / % of MS Revenues

Revenues	$1,141	100.0%	$1,054	100.0%
Gross profit	1,029	90.2%	953	90.4%
R&D expenses	20	1.8%	26	2.5%
S&M expenses	81	7.1%	88	8.3%
MS profit	$928	81.3%	$839	79.6%

	Other Specialty
	Three months ended June 30,
	2016		2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,130	100.0%	$1,036	100.0%
Gross profit	949	84.0%	855	82.5%
R&D expenses	225	19.9%	194	18.7%
S&M expenses	397	35.2%	369	35.6%
Other Specialty profit	$327	28.9%	$292	28.2%

Other Activities

Our OTC revenues related to PGT amounted to $262 million, an increase of 25% compared to $210 million in the second quarter of 2015. In local currency terms, revenues increased 58%, mainly due to inflation in Venezuela. PGT’s in-market sales amounted to $379 million in the second quarter of 2016, an increase of $54 million compared to the second quarter of 2015.

Other revenues amounted to $211 million in the second quarter of 2016, mostly from the distribution of third-party products in Israel and Hungary, compared to revenues of $200 million, in the second quarter of 2015.

FY 2016 Financial Outlook

  We expect revenues for 2016 to be $22.0-22.5 billion.
  Non-GAAP EPS for 2016 is expected to be $5.20-5.40, based on a weighted average number of shares of 1,021 million.
  Cash flow from operating activities for 2016 is expected to be $5.7-6.1 billion.

These estimates reflect management's current expectations for Teva's performance in 2016. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.

Dividends

On August 1, 2016, the Board of Directors declared a cash dividend of $0.34 per ordinary share for the second quarter of 2016. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of August 4, 2016. The record date will be August 22, 2016, and the payment date will be September 8, 2016. Tax will be withheld at a rate of 15%.

On August 1, 2016, the Board of Directors further declared a quarterly cash dividend of $17.50 per mandatory convertible preferred share. The record date will be September 1, 2016 and the payment date will be September 15, 2016. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Thursday, August 4, 2016 at 8:00 a.m. ET. to discuss its second quarter 2016 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-254-0808; Canada 1-866-607-2172 or International +44(0) 1452 541003; passcode: 52122137. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until September 4, 2016, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 52122137.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to integrate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; ; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Six months ended
			June 30,		June 30,
		2016	2015	2016	2015
Net revenues		5,038	4,966	9,848	9,948
Cost of sales		2,161	2,064	4,180	4,210
Gross profit		2,877	2,902	5,668	5,738
Research and development expenses		375	386	764	718
Selling and marketing expenses		952	860	1,791	1,782
General and administrative expenses		311	325	615	632
Impairments, restructuring and others		712	285	831	584
Legal settlements and loss contingencies		166	384	141	611
Operating income		361	662	1,526	1,411
Financial expenses – net		105	41	403	233
Income before income taxes		256	621	1,123	1,178
Income taxes		29	88	257	192
Share in (profits) losses of associated companies – net		(15)	(6)	(9)	3
Net income		242	539	875	983
Net loss attributable to non-controlling interests		(12)	-	(15)	(2)
Net income attributable to Teva		254	539	890	985
Dividends on preferred shares		66	-	132	-
Net income attributable to ordinary shareholders		188	539	758	985

Earnings per share attributable to ordinary shareholders:	Basic ($)	0.21	0.64	0.83	1.16
	Diluted ($)	0.20	0.63	0.82	1.15
Weighted average number of shares (in millions):	Basic	914	849	914	850
	Diluted	920	859	922	859

Non-GAAP net income attributable to ordinary shareholders:*		1,162	1,230	2,268	2,395
Non-GAAP net income attributable to ordinary shareholders for diluted earnings per share:**		1,228	1,230	2,400	2,395

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.27	1.45	2.48	2.82
	Diluted ($)**	1.25	1.43	2.45	2.79

Weighted average number of shares (in millions):	Basic	914	849	914	850
	Diluted	979	859	981	859

* See reconciliation attached.
**Dividends on the mandatory convertible preferred shares of $132 and $66 million for the six months and the three months ended June 30, 2016, respectively, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	June 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	6,984	6,946
Accounts receivable	5,374	5,350
Inventories	3,921	3,966
Deferred income taxes	801	735
Other current assets	1,264	1,401
Total current assets	18,344	18,398
Other non-current assets	2,639	2,591
Property, plant and equipment, net	6,693	6,544
Identifiable intangible assets, net	9,544	7,675
Goodwill	20,700	19,025
Total assets	57,920	54,233

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	2,882	1,585
Sales reserves and allowances	6,196	6,601
Accounts payable and accruals	3,855	3,594
Other current liabilities	1,478	1,225
Total current liabilities	14,411	13,005

Long-term liabilities:
Deferred income taxes	2,097	1,748
Other taxes and long-term liabilities	1,353	1,195
Senior notes and loans	8,036	8,358
Total long-term liabilities	11,486	11,301
Equity:
Teva shareholders’ equity	30,150	29,769
Non-controlling interests	1,873	158
Total equity	32,023	29,927
Total liabilities and equity	57,920	54,233

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Operating activities:
Net income	242	539	875	983
Net change in operating assets and liabilities	(136)	609	53	1,166
Items not involving cash flow	857	332	1,411	685

Net cash provided by operating activities	963	1,480	2,339	2,834

Net cash used in investing activities	(225)	(4,917)	(2,642)	(5,136)

Net cash provided by financing activities	279	1,087	546	1,180

Translation adjustment on cash and cash equivalents	3	22	(205)	(36)

Net change in cash and cash equivalents	1,020	(2,328)	38	(1,158)

Balance of cash and cash equivalents at beginning of period	5,964	3,396	6,946	2,226

Balance of cash and cash equivalents at end of period	6,984	1,068	6,984	1,068

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
		June 30,		June 30,
	2016	2015	2016	2015
Impairment of long-lived assets	572	81	585	146
Amortization of purchased intangible assets	193	214	382	434
Legal settlements and loss contingencies	166	384	141	611
Inventory step-up	85	-	91	-
Acquisition and related expenses	62	174	163	419
Other write-offs associated with the impairment of Zecuity®	53	-	53	-
Costs related to regulatory actions taken in facilities	39	10	77	19
Equity compensation	28	31	52	58
Restructuring expenses	20	48	39	51
Other non-GAAP items	4	6	3	(6)
Financial expense	99	-	345	143
Minority interest	(43)	-	(43)	-
Corresponding tax benefit	(304)	(257)	(378)	(465)
	974	691	1,510	1,410

	Reconciliation between net income attributable to ordinary shareholders and earnings per share
	as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Three months ended June 30, 2016					Three months ended June 30, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,877	273	-	3,150	62.5%	2,902	218	3,120	62.8%
	Operating income (1)(2)	361	1,222	-	1,583	31.4%	662	948	1,610	32.4%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	188	974	66	1,228	24.4%	539	691	1,230	24.8%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.20	1.05	-	1.25		0.63	0.80	1.43

(1)	Amortization of purchased intangible assets		146					206
	Equity compensation		3					2
	Other COGS related adjustments		124					10
	Gross profit adjustments		273					218
(2)	Legal settlements and loss contingencies		166					384
	Acquisition and related expenses		62					174
	Equity compensation		25					29
	Restructuring expenses		20					48
	Impairment of long-lived assets		572					81
	Amortization of purchased intangible assets		47					8
	Other operating related adjustments		57					6
			949					730
	Operating income adjustments		1,222					948
(3)	Financial expense		99					-
	Tax effect		(304)					(257)
	Minority interest		(43)					-
	Net income adjustments		974					691
(4)	Dividends on the mandatory convertible preferred shares of $66 million for the three months ended June 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.

(5)	The non-GAAP weighted average number of shares was 979 and 859 million for the three months ended June 30, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the three months ended June 30, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Six months ended June 30, 2016					Six months ended June 30, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	5,668	498	-	6,166	62.6%	5,738	444	6,182	62.1%
	Operating income (1)(2)	1,526	1,583	-	3,109	31.6%	1,411	1,732	3,143	31.6%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	758	1,510	132	2,400	24.4%	985	1,410	2,395	24.1%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.82	1.63		2.45		1.15	1.64	2.79

(1)	Amortization of purchased intangible assets		324					418
	Costs related to regulatory actions taken in facilities		77					19
	Equity compensation		6					5
	Other COGS related adjustments		91					2
	Gross profit adjustments		498					444
(2)	Contingent consideration		51					262
	Legal settlements and loss contingencies		141					611
	Acquisition and related expenses		109					157
	Equity compensation		46					53
	Restructuring expenses		39					51
	Impairment of long-lived assets		585					146
	Amortization of purchased intangible assets		58					16
	Other operating related adjustments		56					(8)
			1,085					1,288
	Operating income adjustments		1,583					1,732

(3)	Financial expense		345					143
	Tax effect		(378)					(465)
	Impairment of equity investment—net		3					-
	Minority interest		(43)					-
	Net income adjustments		1,510					1,410
(4)	Dividends on the mandatory convertible preferred shares of $132 million for the six months ended June 30, 2016 are added to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.

(5)	The non-GAAP weighted average number of shares was 981 and 859 million for the six months ended June 30, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the six months ended June 30, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Segment Information

	Generics
	Three months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,294	100%	$2,466	100.0%	(7%)
Gross Profit	1,072	46.7%	1,198	48.6%	(11%)
R&D Expenses	125	5.4%	134	5.4%	(7%)
S&M Expenses	333	14.5%	335	13.6%	(1%)
Segment Profit*	$614	26.8%	$729	29.6%	(16%)

	Specialty
	Three months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,271	100%	$2,090	100.0%	9%
Gross Profit	1,978	87.1%	1,808	86.5%	9%
R&D Expenses	245	10.8%	220	10.5%	11%
S&M Expenses	478	21.0%	457	21.9%	5%
Segment Profit*	$1,255	55.3%	$1,131	54.1%	11%
* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

Segment Information

	Generics
	Six months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$4,464	100.0%	$5,087	100.0%	(12%)
Gross Profit	2,071	46.4%	2,482	48.8%	(17%)
R&D Expenses	261	5.8%	245	4.8%	7%
S&M Expenses	612	13.8%	709	14.0%	(14%)
Segment Profit*	$1,198	26.8%	$1,528	30.0%	(22%)

	Specialty
	Six months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$4,423	100.0%	$4,046	100.0%	9%
Gross Profit	3,849	87.0%	3,486	86.2%	10%
R&D Expenses	474	10.7%	435	10.8%	9%
S&M Expenses	935	21.1%	943	23.3%	(1%)
Segment Profit*	$2,440	55.2%	$2,108	52.1%	16%
* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

Additional information

	Multiple Sclerosis
	Three months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of MS Revenues

Revenues	$1,141	100.0%	$1,054	100.0%	8%
Gross profit	1,029	90.2%	953	90.4%	8%
R&D expenses	20	1.8%	26	2.5%	(23%)
S&M expenses	81	7.1%	88	8.3%	(8%)
MS profit	$928	81.3%	$839	79.6%	11%

	Other Specialty
	Three months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,130	100.0%	$1,036	100.0%	9%
Gross profit	949	84.0%	855	82.5%	11%
R&D expenses	225	19.9%	194	18.7%	16%
S&M expenses	397	35.2%	369	35.6%	8%
Other Specialty profit	$327	28.9%	$292	28.2%	12%

Additional information

	Multiple Sclerosis
	Six months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of MS Revenues

Revenues	$2,147	100.0%	$1,978	100.0%	9%
Gross profit	1,948	90.7%	1,772	89.6%	10%
R&D expenses	45	2.1%	53	2.7%	(15%)
S&M expenses	170	7.9%	223	11.3%	(24%)
MS profit	$1,733	80.7%	$1,496	75.6%	16%

	Other Specialty
	Six months ended June 30,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$2,276	100.0%	$2,068	100.0%	10%
Gross profit	1,901	83.5%	1,714	82.9%	11%
R&D expenses	429	18.8%	382	18.5%	12%
S&M expenses	765	33.6%	720	34.8%	6%
Other Specialty profit	$707	31.1%	$612	29.6%	16%

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Three months ended June 30,
	2016	2015

	U.S.$ in millions

Generic medicines profit	$614	$729
Specialty medicines profit	1,255	1,131
Total segment profit	1,869	1,860
Profit of other activities	13	56
Total profit	1,882	1,916
Amounts not allocated to segments:
Amortization	193	214
General and administrative expenses	311	325
Impairments, restructuring and others	712	285
Legal settlements and loss contingencies	166	384
Other unallocated amounts	139	46
Consolidated operating income	361	662
Financial expenses - net	105	41
Consolidated income before income taxes	$256	$621

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Six months ended June 30,
	2016	2015
	U.S.$ in millions

Generic medicines profit	$1,198	$1,528
Specialty medicines profit	2,440	2,108
Total segment profit	3,638	3,636
Profit of other activities	64	106
Total profit	3,702	3,742
Amounts not allocated to segments:
Amortization	382	434
General and administrative expenses	615	632
Impairments, restructuring and others	831	584
Legal settlements and loss contingencies	141	611
Other unallocated amounts	207	70
Consolidated operating income	1,526	1,411
Financial expenses - net	403	233
Consolidated income before income taxes	$1,123	$1,178

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended June 30,		Percentage Change	Percentage Change
	2016	2015	2016 - 2015	2016 - 2015
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$892	$1,326	(33%)	(33%)
Europe*	660	665	(1%)	(1%)
Rest of the World	742	475	56%	71%
Total Generic Medicines	2,294	2,466	(7%)	(4%)
Specialty Medicines
United States	1,772	1,622	9%	9%
Europe*	414	378	10%	9%
Rest of the World	85	90	(6%)	5%
Total Specialty Medicines	2,271	2,090	9%	9%
Other Revenues
United States	3	4	(25%)	(25%)
Europe*	165	157	5%	5%
Rest of the World	305	249	22%	50%
Total Other Revenues	473	410	15%	32%
Total Revenues	$5,038	$4,966	1%	4%
* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Revenues by Activity and Geographical Area
(Unaudited)

		Six Months Ended June 30,		Percentage Change	Percentage Change
		2016	2015	2016 - 2015	2016 - 2015
		U.S. $ in millions			in local currencies
Generic Medicines
	United States	$1,868	$2,765	(32%)	(32%)
	Europe*	1,331	1,345	(1%)	0%
	Rest of the World	1,265	977	29%	41%
Total Generic Medicines		4,464	5,087	(12%)	(10%)
Specialty Medicines
	United States	3,449	3,101	11%	11%
	Europe*	808	783	3%	4%
	Rest of the World	166	162	2%	15%
Total Specialty		4,423	4,046	9%	10%
Other Revenues
	United States	7	7	0%	0%
	Europe*	335	339	(1%)	0%
	Rest of the World	619	469	32%	51%
Total Other Revenues		961	815	18%	(13%)
Total Revenues		$9,848	$9,948	(1%)	1%
* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.

Revenues by Product line
(Unaudited)

	Three Months Ended June 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$2,294	$2,466	(7%)
API	207	183	13%
Specialty Medicines	2,271	2,090	9%
CNS	1,415	1,353	5%
Copaxone®	1,141	1,054	8%
Azilect®	108	105	3%
Nuvigil®	51	91	(44%)
Respiratory	313	253	24%
ProAir®	135	128	5%
QVAR®	116	83	40%
Oncology	334	293	14%
Treanda® and Bendeka™	207	179	16%
Women's Health	117	110	6%
Other Specialty	92	81	14%
All Others	473	410	15%
OTC	262	210	25%
Other Revenues	211	200	6%
Total	$5,038	$4,966	1%

Revenues by Product line
(Unaudited)

	Six Months Ended June 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$4,464	$5,087	(12%)
API	404	340	19%
Specialty Medicines	4,423	4,046	9%
CNS	2,738	2,573	6%
Copaxone®	2,147	1,978	9%
Azilect®	221	212	4%
Nuvigil®	154	176	(13%)
Respiratory	679	518	31%
ProAir®	308	252	22%
QVAR®	250	181	38%
Oncology	602	557	8%
Treanda® and Bendeka™	362	336	8%
Women's Health	227	239	(5%)
Other Specialty	177	159	11%
All Others	961	815	18%
OTC	550	423	30%
Other Revenues	411	392	5%
Total	$9,848	$9,948	(1%)

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7687
or
United States
Denise Bradley, 215-591-8974